UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1932.
(Amendment No.  5)*
SOUTHWEST BANCORP, INC.
(Name of Issuer)
COMMON
(Title of Class of Securities)
844767103
(CUSIP Number)
09/30/13
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule
 pursuant to which this Schedule is filed:
1?Rule 13d-1(b)

0?Rule 13d-1(c)

0?Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment containing information which would
 alter the disclosures provided in a prior cover page.
The information required in the remainder of this
 cover page shall not be deemed to be
?filed? for the purpose of Section 18 of the Securities
 Exchange Act of 1934 (?Act?) or
otherwise subject to the liabilities of that section
 of the Act but shall be subject to all
other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No.  844767103
1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Polaris
Capital
Management,
LLC.
74-3243565
2.
Check the Appropriate Box If A Member of A Group (See
Instructions)
(a) 0
(b) 0
3.
SEC Use Only

4.
Citizenship or Place of Organization
MA
Number of Shares
Beneficially Owned
By Each Reporting
Person With:
5.
Sole Voting Power
1,870,657

6.
Shared Voting Power


7.
Sole Dispositive Power
1,872,792

8.
Shared Dispositive Power

9.
Aggregate Amount Beneficially Owned By Each Reporting Person
1,870,657
10.
Check Box If The Aggregate Amount In Row (9) Excludes Certain
Shares
1
11.
Percent of Class Represented By Amount In Row (9)
9.50%
12.
Type of Reporting Person
IA
Page 2 of 6 pages



Item 1(a).
Name of Issuer:

SOUTHWEST BANCORP, INC.
Item 1(b).
Address of Issuer?s Principal Executive Offices:

608 SOUTH MAIN STREET, STILLWATER, OK 74074
Item 2(a).
Name of Persons Filing:

POLARIS CAPITAL MANAGEMENT, LLC.
Item 2(b).
Address of Principal Business Office, or if None, Residence:

125 SUMMER STREET, SUITE 1470, BOSTON , MA 02110
Item 2(c).
Citizenship:

US
Item 2(d).
Title of Class of Securities:

COMMON
Item 2(e).
CUSIP Number:

844767103

Item 3.
If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

( a )

0
Broker or dealer registered under Section 15 of the Exchange Act (15
U.S.C. 78o).

( b )

0
Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

( c )

0?
Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

( d )

1?
Investment company registered under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

( e )

0
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

( f )

0?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
Page 3 of 6 pages



( g )

0
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
( h )


0
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
( i )

0
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
( j )

0
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item
4.
Ownership.

Provide the following information regarding the
aggregate number and percentage of
the class of securities of the issuer identified in Item 1.
(a)
 Amount beneficially owned:
 1872792
(b)
 Percent of class:
 9.51%
(c)
 Number of shares as to which the person has:




(i)
Sole power to vote or direct the vote:
 1870657



(ii)
Shared power to vote or to direct the vote:




(iii)
Sole power to dispose or to direct the disposition of:
 1872792



(iv)
Shared power to dispose or to direct the disposition of:

Page 4 of 6 Pages



Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact
 that as of the date hereof the
reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following 0.
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.


Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


Item 8.
Identification and Classification of Members of the Group.


Item 9.
Notice of Dissolution of Group.


Item 10.
Certification.


Page 5 of 6 pages


SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. October 01, 2013
Date
Bernard R. Horn, Jr.
Signature
Bernard R. Horn, Jr. / President
Name/Title

Page 6 of 6 pages